AVRO ENERGY, INC.

502 East John Street
Carson City, Nevada 89706

May 11, 2007

Ms. Donna Levy
U.S. Securities and Exchange Commission
100F St., N.E. Mail Stop 7010
Washington, D.C. 20549
Tel (202) 551-3292

Re:	Avro Energy, Inc. Registration Statement on Form SB-1 Filed March 30, 2007. File No.333-141686

Dear Ms. Levy,

In further response to your letter dated April 20,2007, and in further clarification to our letter dated April 25, 2007, we wish to confirm [as required by Item 4 of Form SB-1 (referring to item 103 of Regulation S-B)] that there is no material proceeding to which any director, officer, or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form SB-1 to 5:00 pm (Eastern Standard Time) on Friday, May 11, 2007, or as soon thereafter as is practicable.

In connection with the Company’s request for acceleration of the effective date of its Registration Statement on Form SB-1, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Very truly yours,

AVRO ENERGY INC.

/s/Mike P. Kurtanjek
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MIKE P. KURTANJEK

Chief Executive Officer,
Chief Financial Officer, President,
Secretary, Treasurer and Director
(Principal Executive Officer and Principal Accounting Officer)